SD 3/17

03012744

VF 3-14-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 0 2003

SEC FILE NUMBER
8- 36916

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vaughan & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street
(No. and Street)

Ridgewood (City) NJ (State) 07450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Vaughan, III 201-444-1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flackman, Goodman & Potter, PA
(Name – *if individual, state last, first, middle name*)

106 Prospect Street (Address) Ridgewood (City) NJ (State) 07450 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 1 2003

OATH OR AFFIRMATION

I, James D. Vaughan, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan & Company Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

EILEEN M. VAUGHAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 2, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and retained earnings
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002 AND 2001

AND

INDEPENDENT AUDITOR'S REPORT

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

FLACKMAN
GOODMAN &
POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
106 Prospect Street
P.O. Box 419
Ridgewood, NJ
07451-0419
Tel. (201) 445-0500
FAX (201) 445-8939

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

We have audited the accompanying statements of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flackman, Goodman & Potter, P.A.

February 3, 2003

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 73,469	$282,341
Commissions receivable	68,370	122,045
Prepaid lease	3,378	11,760
Prepaid taxes	-	5,814
TOTAL CURRENT ASSETS	145,217	421,960
PROPERTY AND EQUIPMENT, net	3,974	5,528
TOTAL ASSETS	$149,191	$427,488

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable	$ 3,252	$ 12,380
Accrued expenses	62,115	38,867
Payroll taxes payable	12,732	247,289
State tax payable	1,500	-
401(k) payable	-	1,212
Notes payable	-	912
TOTAL CURRENT LIABILITIES	79,599	300,660
OTHER LIABILITY		
Notes payable, net of current portion	-	535
TOTAL LIABILITIES	79,599	301,195
STOCKHOLDERS' EQUITY	69,592	126,293
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$149,191	$427,488

FLACKMAN GOODMAN & POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Years Ended December 31, 2002 and 2001

	2002	2001
INCOME		
Commission and other income, net of clearance and execution charges	$1,525,437	$1,937,196
Interest income	1,245	4,035
TOTAL INCOME	1,526,682	1,941,231
EXPENSES		
Salaries	980,620	1,044,068
Travel and selling	220,414	248,624
Commissions	55,774	201,296
Management services	79,700	137,450
Payroll taxes and benefits	74,790	100,944
Profit sharing	8,830	16,974
Securities fees	9,878	11,327
Rent and occupancy	31,500	30,000
Professional fees	21,933	160,768
Office and miscellaneous	16,414	12,873
Auto lease expense	8,411	8,441
Depreciation	1,554	1,554
TOTAL EXPENSES	1,509,818	1,974,319
INCOME (LOSS) BEFORE TAXES	16,864	(33,088)
(BENEFIT) PROVISION FOR INCOME TAXES	(1,006)	2,260
NET INCOME (LOSS)	17,870	(35,348)
RETAINED EARNINGS – beginning	96,293	164,133
DIVIDENDS	(74,571)	(32,492)
RETAINED EARNINGS - ending	$ 39,592	$ 96,293

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Class A Stock	Class B Stock	Retained Earnings	Total
Balance at January 1, 2001	$ 300	$ 29,700	$164,133	$194,133
Net income (loss)	-	-	(35,348)	(35,348)
Dividend distributed	-	-	(32,492)	(32,492)
Balance at December 31, 2001	300	29,700	96,293	126,293
Net income (loss)	-	-	17,870	17,870
Dividends distributed	-	-	(74,571)	(74,571)
Balance at December 31, 2002	$ 300	$ 29,700	$ 39,592	$ 69,592

FLACKMAN GOODMAN & POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 17,870	$(35,348)
Noncash items included in net income:		
Depreciation	1,554	1,554
Amortization on prepaid lease	8,411	8,441
Change in:		
Commissions receivable	53,675	113,181
Other current assets	5,814	(5,431)
Accounts payable	(9,128)	(18,992)
Other current liabilities	(211,050)	212,594
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(132,854)	275,999
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt repayment:		
Long-term	(1,447)	(792)
Dividends paid	(74,571)	(32,492)
NET CASH USED BY FINANCING ACTIVITIES	(76,018)	(33,284)
NET (DECREASE) INCREASE IN CASH	(208,872)	242,715
CASH - beginning	282,341	39,626
CASH - ending	$ 73,469	$282,341

SUPPLEMENTAL DISCLOSURES:

	2002	2001
Cash paid for:		
Interest	$ 261	$ 453
Income taxes	$ -	$ 7,691

FLACKMAN GOODMAN & POTTER, P.A. CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities and is a member of the National Association of Securities Dealers (NASD). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. Business commenced in March 1987.

Cash

The Company maintains accounts with the brokerage company executing the security transactions. Included in these accounts are commissions earned but not yet forwarded by the brokerage company. The brokerage company requires maintenance of a minimum balance of $50,000 in order to execute transactions. These account balances earn interest.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on a straight-line basis over seven years for furniture and fixtures and five years for automobiles.

Income Taxes

The Company has elected to be taxed as "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commissions receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the prior year's financial statements in order to conform them to the classifications used for the current year.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

2. PROPERTY AND EQUIPMENT

Major classifications of property and equipment and their respective useful lives are as follows:

	2002	2001	Useful Lives
Computer equipment	$ 7,768	$ 7,768	5 years
Furniture and fixtures	7,481	7,481	7 years
	15,249	15,249	
Accumulated depreciation	11,275	9,721	
Total property and equipment	$ 3,974	$ 5,528	

Depreciation charged to operations amounted to $1,554 and $1,554, during the years ended December 31, 2002 and 2001, respectively.

3. PENSION PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2002 and 2001 was $8,830 and $16,974, respectively.

4. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., Vaughan & Company Retirement and Estate Planners, Inc. and Lois M. Vaughan, Esq. are controlled under common ownership. The services performed for their clients and the revenues received are interrelated. Employees of related companies perform many duties, including bookkeeping, accounting, legal and other administrative functions. The Company pays management and other fees to related companies for these expenses.

The Company rents office space from the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2002 and 2001 were $31,500 and $30,000, respectively. Various other general building and office expenses are shared with the related companies. The allocation of these expenses is not based on any formula.

The Company manages an investment fund. The Company receives a fee for managing the fund. During the years ended December 31, 2002 and 2001 the Company received $1,705 and $5,315 in managing fees relating to the fund.

4. RELATED PARTY TRANSACTIONS (continued)

Related party transactions are summarized as follows:

Expenses	2002	2001
Management fees	$ 79,700	$137,450
Rent and occupancy	31,500	30,000
Legal fees	1,633	148,618
	$112,833	$316,068

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $12,233, which was $7,233 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.50 to 1.

The Company has not been in compliance with Bank of America's (the Clearing Broker) net capital requirement of $100,000. At December 31, 2002 and 2001 the company has been under the minimum capital requirement by $87,760 and $51,995, respectively. The Clearing Broker has agreed to continue in the normal course of business in order to allow the Company a reasonable time to correct the position of non-compliance.

6. NOTES PAYABLE

Notes payable include:

	2002	2001
Note payable, monthly payment of $95 including interest at 21.7% through June 2003. Paid off in 2002. Secured by computer.	$ -	$ 1,447
Total	-	1,447
Less current maturities	-	912
Long-term debt	$ -	$ 535

Total interest expense at December 31, 2002 and 2001 was $0 and $453, respectively. The Company has paid the note payable in full as of the year ended December 31, 2002.

7 INCOME TAXES

The provision for income taxes consists of:

	2002	2001
State	$ 1,500	$ 1,877
Additional tax	240	-
Prior year's under (over) accrual	(2,746)	383
Total Provision	$(1,006)	$ 2,260

8. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2002 and 2001, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

10. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2002	2001
Common stock		
Class A, voting, no par value – 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, no par value – 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	39,592	96,293
Total Stockholders' Equity	$ 69,592	$126,293

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002 and 2001

	2002	2001
Total stockholders' equity	$ 69,592	$126,293
Less nonallowable assets:		
Property and equipment	3,974	5,528
Specified commissions receivable	50,000	61,000
Prepaid lease	3,378	11,760
Total	57,352	78,288
Net Capital	$ 12,240	$ 48,005

FLACKMAN GOODMAN & POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II
Reconciliation Pursuant To Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2002 and 2001

	2002	2001
Net capital per unaudited report	$ 12,233	$ 43,009
Assets included in unaudited report	427	3,676
Liabilities (not included)/included in unaudited report	(420)	1,320
Net capital per computation of net capital	$ 12,240	$ 48,005

FLACKMAN
GOODMAN &
POTTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
106 Prospect Street
P.O. Box 419
Ridgewood, NJ
07451-0419
Tel. (201) 445-0500
FAX (201) 445-8939

To the Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Vaughan & Company Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management

with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives. However, such study, evaluation and examination has resulted in the following comments and recommendations, which existed in prior years also.

1) Segregation of duties are not currently in place. All of the check disbursement functions are performed by one person from writing and signing checks to receiving the bank statement and reconciling. Accordingly, we recommend that checks written for over a certain amount be signed by an additional signator and the invoice stamped or initialed to approve payment. Recognition, however is given to the

relationship of the person writing the checks to the ownership of the Company.

2) Fees charged from or to related entities should be pursuant to a specified formula in a written agreement. Occupancy costs of the entities sharing your office facilities should be specified in written agreements between the property owner and the entity.

3) Self evaluation and monitoring activities for reporting information and providing assurance of compliance need to be implemented to assess controls and if necessary take corrective actions on a timely basis.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Flackman, Goodman & Potter, P.A.

February 3, 2003